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                                                                      EXHIBIT 99

(BW)(CA-O2MICRO)(OIIM) O2Micro Reports Second Quarter Sales and Earnings

  Business Editors

    SANTA CLARA, Calif. and GEORGE TOWN, Grand Cayman--(BUSINESS WIRE)--Aug. 1, 2001--O2Micro International Limited(Nasdaq:OIIM), a leading supplier of innovative power management ICs to mobile computer and communications manufacturers, reported today its financial results for the second quarter ended June 30, 2001.

    Net sales for the second quarter, were $9.8 million, a 3% increase over the comparable quarter of the prior year. Second quarter revenue of $9.8 million was an increase of 11% over the preceding quarter. O2Micro grew sales revenue despite the industry inventory correction and general economic conditions.

    Earnings per share for the second quarter, fully diluted, were 3 cents per share, compared to 4 cents per share for the comparable quarter of the prior year, and 2 cents per share in the preceding quarter.

    Net income for the second quarter, was $959,000, compared to $1,269,000 for the comparable quarter of the prior year. Second quarter net income of $959,000 was an increase of 48% over the preceding quarter. Due to the focus given to proprietary products business, margin expectations were exceeded and profitability was maintained while aggressively expanding the investment in R&D. R&D expenditures in the 2nd quarter were $3,252,000, an increase of 38% over the comparable quarter of the prior year, and an increase of 13% over the preceding quarter.

    "This quarter, much like the first quarter, was one of investment for O2Micro," said Sterling Du, Chairman and CEO. "We invested in the growth of our design centers and continued to strengthen our market position through intellectual property expansion, and the introduction of new high-performance products."

    Conference Call: O2Micro will hold its first quarter conference call today at 2:00 p.m. PDT; 5:00 p.m. EDT. You may participate by dialing 800/360-9865 or 973/694-6836. A replay of the call will be available by phone until August 8th by dialing 800/428-6051 or 973/709-2089, pass code No. 200190. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

    About O2Micro

    Founded in March 1995, O2Micro designs, develops and markets innovative power management and security components for mobile communication, computer, Information appliance, and LCD products. Products include AudioDJ(TM), SmartCardBus(R) for secure on line e-commerce, LCD Backlight Inverters and Battery Management IC's.

    O2Micro maintains an extensive portfolio of intellectual property with 268 patent claims granted, and over 500 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

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    Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the documents filed by O2Micro with the SEC from time to time, including but not limited to the Form F-1 in connection with the company's initial public offering in August 2000, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.


                         O/2/MICRO INTERNATIONAL LIMITED

        CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                  (Unaudited)
             (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                        Three Months                          Six Months
                                                       Ended June 30,                       Ended June 30,
                                                 --------------------------            -------------------------
                                                   2001               2000               2001              2000
                                                 -------            -------            -------           -------
                                                         (Unaudited)                          (Unaudited)
NET SALES                                        $ 9,781            $ 9,524            $18,571           $17,872

COST OF SALES                                      3,346              3,754              6,619             6,681
                                                 -------            -------            -------           -------
GROSS PROFIT                                       6,435              5,770             11,952            11,191
                                                 -------            -------            -------           -------
OPERATING EXPENSES
Research and development                           3,252              2,345              6,120             4,408
Selling, general and administrative                2,357              2,056              4,794             4,203
Stock-based compensation                              45                114                 98               270
                                                 -------            -------            -------           -------
Total Operating Expenses                           5,654              4,515             11,012             8,881
                                                 -------            -------            -------           -------

INCOME FROM OPERATIONS                               781              1,255                940             2,310
                                                 -------            -------            -------           -------

NONOPERATING INCOME
Interest - net                                       396                 43                913                83
Other - net                                          107                 72                104               107
                                                 -------            -------            -------           -------
Total Nonoperating Income - Net                      503                115              1,017               190
                                                 -------            -------            -------           -------
INCOME BEFORE INCOME TAX                           1,284              1,370              1,957             2,500

INCOME TAX (EXPENSES) BENEFITS                      (325)              (101)              (352)               14
                                                 -------            -------            -------           -------

NET INCOME                                           959              1,269              1,605             2,514

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries             (154)                55               (164)              (83)
                                                 -------            -------            -------           -------

COMPREHENSIVE INCOME                             $   805            $ 1,324            $ 1,441           $ 2,431
                                                 -------            -------            -------           -------
EARNINGS PER SHARE:
Basic                                            $  0.03            $  0.13            $  0.05           $  0.25
                                                 -------            -------            -------           -------
Diluted                                          $  0.03            $  0.04            $  0.05           $  0.08
                                                 -------            -------            -------           -------

NUMBER OF THOUSAND SHARES USED IN
EARNINGS PER SHARE CALCULATION:
Basic                                             33,268              9,999             33,087            10,037
                                                 -------            -------            -------           -------
Diluted                                           34,489             30,134             34,432            30,038
                                                 -------            -------            -------           -------

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                        O/2/MICRO INTERNATIONAL LIMITED

                          CONSOLIDATED BALANCE SHEETS
               (In Thousand U.S. Dollars, Except Share Amounts)

                                                                           June 30,          December 31,
A S S E T S                                                                  2001                2000
-----------                                                              ------------        ------------
                                                                          (Unaudited)
CURRENT ASSETS
Cash                                                                        $  27,237           $  37,448
Restricted cash                                                                 1,158               1,199
Short-term investments                                                          9,118                   -
Accounts receivable - net                                                       7,306               5,420
Inventories                                                                     4,756               5,472
Prepaid expenses and other current assets                                       1,486               1,148
                                                                         ------------        ------------
Total Current Assets                                                           51,061              50,687
                                                                         ------------        ------------

LONG-TERM INVESTMENT                                                              500                 500
                                                                         ------------        ------------

FIXED ASSETS - NET                                                              2,846               2,102
                                                                         ------------        ------------

OTHER ASSETS
Receivables from 3600 web Ltd.                                                    750                 750
                                                                         ------------        ------------
Deferred income tax - noncurrent                                                  133                 133
                                                                         ------------        ------------
Other assets                                                                      691                 435
                                                                         ------------        ------------

TOTAL ASSETS                                                                $  55,981           $  54,607
                                                                         ------------        ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES
Notes and accounts payable                                                  $   2,522           $   3,767
Income tax payable                                                                458                 449
Current portion of obligations under capital lease                                 24                  41
Accrued expenses and other current liabilities                                  2,718               2,358
                                                                         ------------        ------------
Total Current Liabilities                                                       5,722               6,615
                                                                         ------------        ------------

OBLIGATIONS UNDER CAPITAL LEASE - NET OF CURRENT PORTION                           11                  13
                                                                         ------------        ------------

GUARANTEE DEPOSITS                                                                 51                  51
                                                                         ------------        ------------

Total Liabilities                                                               5,784               6,679
                                                                         ------------        ------------

SHAREHOLDERS' EQUITY
Ordinary shares at $0.001 par value per share
  Authorized  95,000,000 shares.  Issued - 33,309,354 and 32,788,238
    shares as of June 30, 2001 and December 31, 2000, respectively                 33                  33
Additional paid-in capital                                                     55,767              55,071
Warrants                                                                           51                  51
Deferred compensation                                                            (117)               (249)
Accumulated other comprehensive income                                           (387)               (223)
Accumulated deficit                                                            (5,150)             (6,755)
                                                                         ------------        ------------
Total Shareholders' Equity                                                     50,197              47,928
                                                                         ------------        ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $  55,981           $  54,607
                                                                         ------------        ------------

CONTACT: O2Micro
     Gil Goodrich, 408/987-5920 Ext. 8013
     gil.goodrich@o2micro.com

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